Filed by Independence Community Bank Corp.
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Staten Island Bancorp, Inc.
Commission File No.: 333-111562

               Statements contained in this document which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors.

               Words such as “expect,” “feel,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Independence and Staten Island, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Independence and Staten Island may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of either Independence or Staten Island may fail to approve the merger; (6) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; (7) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the document filed by Independence and Staten Island with the Securities and Exchange Commission from time to time. Neither Independence nor Staten Island undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

               This filing may be deemed to be solicitation material in respect of the proposed merger of Independence and Staten Island. In connection with the proposed transaction, Independence filed a registration statement on Form S-4 with the SEC on December 24, 2003. STOCKHOLDERS OF INDEPENDENCE AND STOCKHOLDERS OF STATEN ISLAND ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY

STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of Independence and stockholders of Staten Island. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Independence Community Bank Corp., 195 Montague Street, Brooklyn, New York 11201, Attention: Investor Relations, or from Staten Island Bancorp, Inc., 1535 Richmond Avenue, Staten Island, New York 10314, Attention: Investor Relations.

               Independence, Staten Island and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Independence’s directors and executive officers is available in Independence’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on April 25, 2003, and information regarding SIB’s directors and executive officers is available in SIB’s proxy statement for its 2003 annual meeting of stockholders, which was filed on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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The following memorandum was distributed to employees of Independence Community Bank Corp.:

TO:	My Colleagues at ICB

FROM:	Alan H. Fishman

CC:	Management Committee

SUBJECT:	Integration Update

As we continue into the new year, let’s pray for a peaceful, healthy and successful 2004.

Many of us are spending significant amounts of time working on various aspects of integrating SI Bank & Trust into the Independence organization. I want to thank all of you who are working so effectively on this vital project.

It struck me the other day that we are intensively focusing on communication with the staff at SIBT, but are probably not keeping our Independence colleagues informed. Accordingly, I want to give you a quick update on the integration progress:

•	Overall, the process has been going very well.
•	Virtually all of the key business decisions have been made.
•	Staffing decisions at SIBT are being finalized and we expect to let everyone know where they stand over the next few weeks.
•	The regulatory process is on track for a consummation of the transaction sometime in the first half of the year.
•	Detailed conversion plans are beginning to come together.
•	Technology and training plans are being designed to support the conversion.

In sum, a lot of work has been done and great progress has been made.

With the focus on bringing these two terrific organizations together, let’s not forget about our clients. Independence Community Bank was built on a strong tradition of commitment to customer service. As we go about working with our existing clients and welcoming new customers to the Bank, I ask you to tell them how excited we are about progress at Independence. Our focus on clients and community has resulted in this extraordinary opportunity to grow. Let’s keep it up as it takes us to a new level.

We’re all justifiably proud and excited about 2004.

Welcome to the Age of Independence!

See you soon,

Alan